Exhibit 99.1

Mindray Announces First Quarter 2012 Financial Results

Shenzhen, China – May 7, 2012 – Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the first quarter ended March 31, 2012.

Highlights for First Quarter 2012

•	Net revenues were $219.0 million, an increase of 21.1% over the first quarter of 2011.

•	Robust China sales of $91.8 million, up 26.8% year-over-year, primarily due to our strong performance in the mid-end market segment.

•	Strong international sales of $127.2 million, a year-over-year increase of 17.3%. Emerging markets remain the key revenue driver with 23.2% sales growth.

•	Non-GAAP net income increased 16.5% over the first quarter of 2011, excluding tax benefits.

•	EBITDA in the first quarter of 2012 was $46.7 million, a year-over-year increase of 14.3%.

•	Net operating cash generated during the quarter was $60.1 million, up 86.1% from the same period a year before.

•

In May, Mindray announced an agreement to acquire a controlling stake of Hangzhou Optcla Medical Instrument Co. Ltd., which specializes in designing, developing, manufacturing and distributing different types of rigid endoscopes and surgical instruments and consumables in China.

“We are off to a good start in the first quarter of 2012 and this will support us to execute our plans for the remainder of the year. Overall, we achieved solid growth in revenue, non-GAAP net income excluding tax benefits, as well as operating cash flow,” commented Xu Hang, Mindray’s chairman and co-chief executive officer. “The 21.1% year-over-year revenue growth was driven primarily by strong China sales. This is the fourth consecutive quarter in which we recorded more than 25% growth in the domestic market, thanks to our solid execution of the sales reinforcement program, coupled with continued favorable private and government healthcare spending in areas where we have strong presence. We are also happy to see that our investments in our worldwide channels continue to pay off, with sales growth of 23.2% in emerging markets and stable market share gains in developed markets. This year, we will continue to invest in building a stronger global brand of Mindray, as well as establishing a more systematic R&D approach. On the M&A front, we continued our progress and announced an acquisition of a rigid endoscope business in China. We will continue to actively seek opportunities to further increase our market penetration worldwide.”

SUMMARY – First quarter 2012

	Three Months Ended March 31
(in $ millions, except per-share data)	2012	2011	% chg
Net Revenues	219.0	180.9	21.1%
Revenues generated in China	91.8	72.5	26.8%
Revenues generated outside China	127.2	108.5	17.3%
Gross Profit	120.3	99.7	20.7%
Non-GAAP Gross Profit	121.4	101.0	20.2%
Operating Income	36.7	33.0	11.1%
Non-GAAP Operating Income	40.5	37.6	7.9%
EBITDA	46.7	40.8	14.3%
Net Income	36.6	37.7	-3.0%
Non-GAAP Net Income	40.4	42.2	-4.4%
Non-GAAP Net Income (excluding tax benefits -Note)	40.4	34.6	16.5%
Diluted EPS	0.31	0.32	-3.8%
Non-GAAP Diluted EPS	0.34	0.36	-5.2%

Note: The 2011 amount excludes the $7.6 million tax benefits recognized in the first quarter of 2011 for the calendar year 2010 in relation to the National Key Software Enterprise status. Shenzhen Mindray has applied for such status for the calendar year 2011, which is being reviewed by the relevant government authorities.

Revenues

Mindray reported net revenues of $219.0 million for the first quarter of 2012, a 21.1% increase from $180.9 million in the first quarter of 2011.

•	Net revenues generated in China increased 26.8% to $91.8 million from $72.5 million in the first quarter of 2011.

•	Net revenues generated in the international markets increased 17.3% to $127.2 million from $108.5 million in the first quarter of 2011.

Performance by Segment

Patient Monitoring & Life Support Products: Revenues in this segment increased 22.5% to $95.7 million from $78.1 million in the first quarter of 2011, contributing 43.7% to total net revenues in the first quarter of 2012.

In-Vitro Diagnostic Products: Revenues in this segment increased 22.4% to $56.6 million from $46.3 million in the first quarter of 2011, contributing 25.8% to total net revenues in the first quarter of 2012. Reagents sales represented 31.5% of this segment’s revenues.

Medical Imaging Systems: Revenues in this segment increased 11.0% to $52.8 million from $47.6 million in the first quarter of 2011, contributing 24.1% to total net revenues in the first quarter of 2012.

Others: Other revenues increased 55.6% to $13.9 million from $8.9 million in the first quarter of 2011, contributing 6.4% to total net revenues in the first quarter of 2012. They included service revenues from extended warranty, sales of accessories and service fees charged for post-warranty period repair services.

Gross Margins

First quarter 2012 gross profit was $120.3 million, a 20.7% increase from $99.7 million in the first quarter of 2011. First quarter 2012 non-GAAP gross profit was $121.4 million, a 20.2% increase from $101.0 million in the first quarter of 2011. First quarter 2012 gross margin was 54.9% compared to 55.1% in the first quarter of 2011 and 54.2% in the fourth quarter of 2011. Non-GAAP gross margin was 55.5% in the first quarter of 2012 compared to 55.9% in the first quarter of 2011 and 54.7% in the fourth quarter of 2011.

Operating Expenses

Selling expenses for the first quarter of 2012 were $39.7 million, or 18.1% of total net revenues, compared to 18.6% in the first quarter of 2011 and 19.7% in the fourth quarter of 2011. Non-GAAP selling expenses for the first quarter of 2012 were $38.4 million, or 17.5% of total net revenues, compared to 17.7% in the first quarter of 2011 and 19.0% in the fourth quarter of 2011.

General and administrative expenses for the first quarter of 2012 were $19.6 million, or 9.0% of total net revenues, compared to 8.0% in the first quarter of 2011 and 6.7% in the fourth quarter of 2011. Non-GAAP general and administrative expenses for the first quarter of 2012 were $19.1 million, or 8.7% of the total net revenues, compared to 7.7% in the first quarter of 2011 and 6.3% in the fourth quarter of 2011.

Research and development expenses for the first quarter of 2012 were $24.3 million, or 11.1% of total net revenues, compared to 10.3% in the first quarter of 2011 and 9.7% in the fourth quarter of 2011. Non-GAAP research and development expenses for the first quarter of 2012 were $23.4 million, or 10.7% of total net revenues, compared to 9.7% in the first quarter of 2011 and 9.3% in the fourth quarter of 2011.

Total share-based compensation expenses, which were allocated to cost of revenues and related operating expenses, were $2.2 million in the first quarter of 2012 compared to $3.2 million in the fourth quarter of 2011 and $2.8 million in the first quarter of 2011.

Operating income was $36.7 million in the first quarter of 2012, an 11.1% increase from $33.0 million in the first quarter of 2011. Non-GAAP operating income in the first quarter of 2012 was $40.5 million, a 7.9% increase from $37.6 million in the first quarter of 2011. Operating margin was 16.8% in the first quarter of 2012 compared to 18.3% in the first quarter of 2011 and 18.1% in the fourth quarter of 2011. Non-GAAP operating margin was 18.5% in the first quarter of 2012 compared to 20.8% in the first quarter of 2011 and 20.1% in the fourth quarter of 2011.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

First quarter 2012 EBITDA increased 14.3% year-over-year to $46.7 million from $40.8 million in the first quarter of 2011.

Net Income

Net income decreased 3.0% year-over-year to $36.6 million from $37.7 million in the first quarter of 2011. Non-GAAP net income decreased 4.4% year-over-year to $40.4 million from $42.2 million in the first quarter of 2011. Excluding the tax benefits of $7.6 million recognized in the first quarter of 2011, non-GAAP net income increased 16.5% over the first quarter of 2011. Net margin was 16.7% in the first quarter of 2012 compared to 20.8% in the first quarter of 2011 and 17.7% in the fourth quarter of 2011. Non-GAAP net margin was 18.4% in the first quarter of 2012 compared to 23.3% in the first quarter of 2011 and 19.6% in the fourth quarter of 2011.

First quarter 2012 basic and diluted earnings per share were $0.32 and $0.31 respectively, compared to $0.33 and $0.32 in the first quarter of 2011. Basic and diluted non-GAAP earnings per share were $0.35 and $0.34 respectively, compared to $0.37 and $0.36 in the first quarter of 2011. Shares used in the computation of diluted earnings per share for the first quarter 2012 were 119.0 million.

Other Select Data

Accounts receivable days were 79 days in the first quarter of 2012 compared to 66 days in the fourth quarter of 2011. Inventory days were 92 days in the first quarter of 2012 compared to 78 days in the fourth quarter of 2011. Accounts payable days were 54 days in the first quarter of 2012 compared to 44 days in the fourth quarter of 2011. Mindray calculates the above working capital days using the average of beginning and ending balances of the quarter.

As of March 31, 2012, the company had $664.2 million in cash and cash equivalents, and short-term investments as compared to $603.5 million as of December 31, 2011. Net cash generated from operating activities and net cash outflow for capital expenditures during the quarter were $60.1 million and $16.1 million respectively.

As of March 31, 2012, the company had approximately 6,800 employees.

Business Outlook for Full Year 2012

The company maintains its full year guidance and expects its full year 2012 net revenues to grow at least 18% over its full year 2011 net revenues.

The company continues to expect its full year 2012 non-GAAP net income to grow at least 13% over its non-GAAP net income for full year 2011. This guidance excludes the tax benefits related to the National Key Software Enterprise status and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary. We recorded tax benefits of $7.6 million in the first quarter of 2011 as a result of receiving the National Key Software Enterprise status for year 2010. We have not received such notice from the PRC tax authority in regards to the approval for year 2011 and thus have not recorded any tax benefits in the first quarter of 2012. Upon notice, the potential benefits will be included in our financial statements but the likelihood and timing of such approval cannot be determined at this time.

The company expects its capital expenditure for 2012 to be around $90 million.

The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.

“We are maintaining our guidance at this time,” commented Li Xiting, Mindray’s president and co-chief executive officer. “The overall growth prospects of our key markets remain positive for the rest of 2012. We expect China and emerging markets to lead growth for the organization, based on our strong competitive position and our ability to grasp opportunities arising from the favorable private and public healthcare spending environment. As we stated earlier this year, we remain cautious on Europe due to its economic uncertainty and on certain regions in the emerging markets as a result of political instability as well as other policy movements. We will continue to invest in R&D and improve our overall operational efficiency to achieve long-term sustainable growth. We remain very confident in Mindray’s global position and we will continue to adapt and formulate the best strategies in the markets that we operate in.”

Conference Call Information

Mindray’s management will hold an earnings conference call at 8:00 AM on May 8, 2012 U.S. Eastern Time (8:00 PM on May 8, 2012 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International Toll Free:
United States:	+1-866-519-4004
Hong Kong:	800-930-346
China Domestic Landline:	800-819-0121
China Domestic Mobile:	400-620-8038
Local dial-in numbers:
United States:	+1-718-354-1231
Hong Kong:	+852-2475-0994
Passcode for all regions:	Mindray

A replay of the conference call may be accessed by phone at the following numbers until May 23, 2012.

U.S. Toll Free:	+1-866-214-5335
U.S. Toll:	+1-718-354-1232
China Toll:	400-692-0026
Passcode:	7077-2431

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at http://ir.mindray.com.

Use of Non-GAAP Financial Measures

Mindray provides gross profit, selling expenses, general and administrative expenses, R&D expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense and acquired intangible assets amortization expense, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures”.

The company has reported for the first quarter of 2012 and provided guidance for full year 2012 earnings on a non-GAAP basis. Each of the terms as used by the company is defined as follows:

•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, and amortization of acquired intangible assets.

•	Non-GAAP selling expenses represent selling expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation, and amortization of acquired intangible assets.

•	Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

•	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

•

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets, all net of related tax impact.

•

Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.

•	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income and expenses, provision of income taxes, depreciation and amortization.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three months ended March 31, 2011 and 2012, respectively, in the attached financial information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including, without limitation, statements about Mindray’s anticipated net revenues, non-GAAP net income and capital expenditure for 2012, the potential tax benefits that we may receive in 2012 for the calendar year 2011, our assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, our expectation that the results of the first quarter 2012 will support us to execute our plans for the reminder of the year, our expectation to continue to invest in building a stronger global brand of Mindray as well as establishing a more systematic R&D approach and to continue to actively seek opportunities to further increase our market penetration worldwide, our anticipation that the overall growth prospects of our key markets remain positive for the rest of 2012, that we expect China and emerging markets to lead growth for the organization based on our strong competitive position and our ability to grasp opportunities arising from the favorable private and public healthcare spending environment, the economic uncertainty in Europe and the political instability and other policy movements in certain regions in the emerging markets and our remaining cautious on those regions, our expectation to continue to invest in R&D and improve our overall operational efficiency to achieve long-term sustainable growth, our confidence in Mindray’s global position, and our expectation to continue to adapt and formulate the best strategies in the markets that we operate in, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, without limitation, the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F which was filed with the Securities and Exchange Commission on April 30, 2012. Our results of operations for the first quarter as of March 31, 2012 are not necessarily indicative of our operating results for any future periods. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries please contact:

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

Exhibit 1

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	As of December 31, 2011	As of March 31, 2012
	US$	US$
	(Note 1)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	124,311	231,010
Short-term investments	479,173	433,237
Accounts receivable, net	200,437	181,073
Inventories	94,690	105,447
Value added tax receivables	10,833	12,776
Other receivables	16,590	14,106
Prepayments and deposits	9,792	11,156
Deferred tax assets, net	3,483	3,613

Total current assets	939,309	992,418
Other assets	7,330	8,462
Advances for purchase of plant and equipment	6,239	3,778
Property, plant and equipment, net	237,952	245,052
Land use rights, net	55,272	55,154
Intangible assets, net	84,029	83,788
Goodwill	128,840	133,392

Total assets	1,458,971	1,522,044

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	50,475	50,476
Notes payable	7,013	3,793
Accounts payable	48,501	57,305
Advances from customers	20,700	18,847
Salaries payable	38,784	24,764
Other payables	67,499	74,332
Income taxes payable	16,847	24,375
Other taxes payable	7,412	7,817

Total current liabilities	257,231	261,709

Long-term bank loans	35,025	84,967
Other long-term payables	2,355	2,824
Deferred tax liabilities, net	12,925	13,568

	50,305	101,359
Shareholders’ equity:
Ordinary shares	15	15
Additional paid-in capital	486,314	497,997
Retained earnings	566,184	556,370
Accumulated other comprehensive income	100,139	103,826
Treasury stock	(10,160)	(10,160)

Total shareholders’ equity	1,142,492	1,148,048
Non-controlling interests	8,943	10,928

Total equity	1,151,435	1,158,976

Total liabilities and shareholders’ equity	1,458,971	1,522,044

(1)	Financial information is extracted from the audited financial statements included in the Company's fiscal year 2011 20F.

Exhibit 2

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except for share and per share data)

	Three months ended March 31,
	2011	2012
	US$	US$
	(unaudited)	(unaudited)
Net revenues
-PRC	72,453	91,840
- International	108,451	127,177

Net revenues	180,904	219,017
Cost of revenues	(81,185)	(98,692)

Gross profit	99,719	120,325
Selling expenses	(33,672)	(39,729)
General and administrative expenses	(14,427)	(19,614)
Research and development expenses	(18,588)	(24,277)

Operating income	33,032	36,705
Other income, net	426	585
Interest income	3,509	8,438
Interest expense	(220)	(691)

Income before income taxes and non-controlling interests	36,747	45,037
Income tax benefits/(provision for income taxes)	963	(8,343)

Net income	37,710	36,694
Less: Net income attributable to non-controlling interests	—	(107)

Net income attributable to the Company	37,710	36,587

Basic earnings per share	0.33	0.32

Diluted earnings per share	0.32	0.31

Shares used in the computation of:
Basic earnings per share	114,847,103	116,016,063

Diluted earnings per share	118,015,520	119,045,742

Exhibit 3

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Three months ended March 31,
	2011	2012
	US$	US$
	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	37,710	36,587
Adjustments to reconcile net income to net cash from operating activities	12,314	14,515
Changes in current assets and liabilities	(17,726)	9,020

Net cash generated from operating activities	32,298	60,122

Cash flow from investing activities:
Acquisition cost, net of cash acquired	—	(2,739)
Capital expenditures	(27,316)	(16,090)
Proceeds from sale of short-term investments	85,692	144,395
Increase in short-term investments and changes in others investing activities	(111,349)	(92,852)

Net cash (used in)/generated from investing activities	(52,973)	32,714

Cash flow from financing activities:
Proceeds from bank loans	—	50,000
Dividends paid	—	(46,401)
Proceeds from exercise of options	1,235	9,447
Cash contribution from non-controlling interests	—	506

Net cash generated from financing activities	1,235	13,552

Net (decrease)/increase in cash and cash equivalents	(19,440)	106,388
Cash and cash equivalents at beginning of period	137,502	124,311
Effect of exchange rate changes on cash	684	311

Cash and cash equivalents at end of period	118,746	231,010

Exhibit 4

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST

COMPARABLE GAAP MEASURES

(Dollars in thousands, except for share and per share data)

	Three months ended March 31,
	2011	2012
	(unaudited)	(unaudited)
	US$	US$
Non-GAAP net income	42,222	40,384
Non-GAAP net margin	23.3%	18.4%
Amortization of acquired intangible assets	(1,767)	(1,635)
Deferred tax impact related to acquired intangible assets	34	35
Share-based compensation	(2,779)	(2,197)

GAAP net income	37,710	36,587
GAAP net margin	20.8%	16.7%
Non-GAAP basic earnings per share	0.37	0.35
Non-GAAP diluted earnings per share	0.36	0.34
GAAP basic earnings per share	0.33	0.32
GAAP diluted earnings per share	0.32	0.31
Shares used in computation of:
Basic earnings per share	114,847,103	116,016,063

Diluted earnings per share	118,015,520	119,045,742

Non-GAAP operating income	37,578	40,537
Non-GAAP operating margin	20.8%	18.5%
Amortization of acquired intangible assets	(1,767)	(1,635)
Share-based compensation	(2,779)	(2,197)

GAAP operating income	33,032	36,705
GAAP operating margin	18.3%	16.8%
Non-GAAP gross profit	101,041	121,449
Non-GAAP gross margin	55.9%	55.5%
Amortization of acquired intangible assets	(1,144)	(966)
Share-based compensation	(178)	(158)

GAAP gross profit	99,719	120,325
GAAP gross margin	55.1%	54.9%
Non-GAAP selling expenses	(31,966)	(38,366)
Non-GAAP as % of total revenues	17.7%	17.5%
Amortization of acquired intangible assets	(623)	(669)
Share-based compensation	(1,083)	(694)

GAAP selling expenses	(33,672)	(39,729)
GAAP as % of total revenues	18.6%	18.1%
Non-GAAP general and administrative expenses	(13,928)	(19,101)
Non-GAAP as % of total revenues	7.7%	8.7%
Share-based compensation	(499)	(513)

GAAP general and administrative expenses	(14,427)	(19,614)
GAAP as % of total revenues	8.0%	9.0%
Non-GAAP research and development expenses	(17,569)	(23,445)
Non-GAAP as % of total revenues	9.7%	10.7%
Share-based compensation	(1,019)	(832)

GAAP research and development expenses	(18,588)	(24,277)
GAAP as % of total revenues	10.3%	11.1%

Exhibit 5

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION

(Dollars in thousands)

	Three months ended March 31,
	2011	2012
	US$	US$
	(unaudited)	(unaudited)
GAAP net income	37,710	36,587
Interest income	(3,509)	(8,438)
Interest expense	220	691
(Income tax benefits)/provision for income taxes	(963)	8,343

Earnings before interest and taxes (“EBIT”)	33,458	37,183
Depreciation	5,048	6,590
Amortization	2,323	2,889

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”)	40,829	46,662